# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549
## RECORD OF AUTOMATIC WITHDRAWAL

## FORM APP WDG

## Pursuant to Investment Company Act Rule 0-5(g)

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**Applicant Name:**     Crescent Capital BDC, Inc., et al.

**File Number:**     812-15611

The applicant did not respond within 120 days, in writing, to the comments the Commission staff provided on the above-referenced application on October 29, 2024.  Pursuant to rule 0-5(g) under the Investment Company Act of 1940, the above-referenced application was automatically deemed withdrawn as of the expiration of such 120-day period.